Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 1, 2021

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	June 30, 2021	June 15, 2021
Series D	0.20089	June 29, 2021
Series E	0.198938	June 30, 2021
Series F	0.13918	June 29, 2021
Series G	0.185125	June 30, 2021
Series H	0.16411	June 29, 2021
Series I	0.207938	June 30, 2021
Series J	0.18219	June 29, 2021
Series K	0.291938	June 30, 2021
Series M	0.312688	June 30, 2021

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 30, 2021 to September 29, 2021 dividend period for its floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.82145	3.25901	0.20536
Series F	0.57191	2.26901	0.14298
Series H	0.67274	2.66901	0.16818
Series J	0.74583	2.95901	0.18646

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946